SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GENERAL MEETING

PORTUGAL TELECOM, SGPS S.A.

22 June 2007

PROPOSAL OF SHAREHOLDERS

ITEM 3 OF THE AGENDA:
(To resolve on the election of the members of the Audit Committee as well as its Chairman.)

Whereas:

A) In order to satisfy the impositions to which the Company is subject as an issuer with securities admitted to trading on the New York Stock Exchange (the so-called “foreign private issuers”), the Company had set up, since 2003, an Audit Committee, which operated as an internal commission of the Board of Directors, and not as a statutory corporate body;

B) Further to the revision of the Portuguese Companies Code (“PCC”), introduced by Decree-Law no. 76-A/2006, of March 29th, the Board of Directors of Portugal Telecom, SGPS S.A. (hereinafter “PT SGPS” or “Company”) has proposed, within the previous item of the Agenda of this Meeting, a set of amendments to the Company’s Articles of Association, in order to assure its compliance with the relevant provisions to which the Company is subject, in particular, as an issuer of securities admitted to trading on a regulated market;

C) In this context, and for the purpose of complying with the rules of the PCC related to the model of corporate governance and supervision, the Board of Directors of PT SGPS has proposed the adoption of an anglo-saxon model, composed by a Board of Directors, including an Audit Committee, and a Chartered Accountant;

D) If the proposal made by the Board of Directors of PT SGPS under the preceding item on the Agenda of this General Meeting is approved, the Company shall have an Audit Committee as a statutory corporate body, and in such case it will become necessary to proceed to the election of its members, including its Chairman;

E) The Audit Committee to be elected under this item on the Agenda shall be composed ofa majority of independent members in light of the criteria set forth in article 423-B of the PCC, as

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well as the requirements imposed by the relevant U.S. law provisions to which the Company is subject (including, the mandatory rules set forth in the Sarbanes-Oxley Act, in Rule 10A-3 on Listing Standards Relating to Audit Committees of Securities and Exchange Commission and in the Final Rules approved by NYSE concerning corporate governance);

F) It is also important to ensure that the composition of the Audit Committee that will be elected under this item on the Agenda, in addition to the independence requirements referred to in the preceding paragraph, further complies with the requirements concerning incompatibilities and specialization equally set forth in Article 423-B of the PCC;

G) The Audit Committee, operating as a statutory corporate body, shall perform all the attributions conferred upon the Audit Committee that operated as an internal commission of the Board of Directors, notably the attributions and competences concerning the supervision of quality and integrity of the financial information, the qualifications and independence of the Independent Auditors, as well as the effectiveness of the Company’s internal control system, in addition to the attributions conferred by law upon the Audit Committee elected as a statutory corporate body;

H) Mr. José Guilherme Xavier de Basto and Mr Rafael Luís Mora Funes have been elected as members of the Board of Directors under item [2] on the Agenda of this General Meeting.

Subject to the conditions precedent of the proposals made by the Board of Directors of PT SGPS and by the Shareholders Caixa Geral de Depósitos, S.A., Banco Espírito Santo, S.A. and Ongoing Strategy Investments – SGPS, S.A., presented, respectively, under items one and two on the Agenda of this General Meeting being approved, it is hereby proposed that it be resolved:

1. To elect the following Directors of the Company, as members of the Audit Committee, for the current term of office (2006-2008), pursuant to article 423-C of the PCC and article Twenty Seven of the Company’s Articles of Association, in the version proposed by the Board of Directors of PT SGPS under the previous item on the Agenda of this General Meeting:
a) João Manuel de Mello Franco;
b) Thomaz de Mello Paes de Vasconcellos;
c) José Guilherme Xavier de Basto.

2. To appoint Mr. João Manuel de Mello Franco as Chairman of the Audit Committee;

3. To resolve that the Audit Committee elected under this item on the Agenda shall immediately start its office.

Lisbon, 5 June 2007

The Shareholders,

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Caixa Geral de Depósitos, S.A.

Banco Espírito Santo, S.A.

Ongoing Strategy Investments – SGPS, S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.